July 14, 2005


Mail Stop 4561

Mr. Walter Weisel
Principal Financial Officer
Innova Holdings, Inc.
17105 San Carlos Blvd, Suite A6151
Fort Myers, FL 33931

Re:	Innova Holdings, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Filed April 19, 2005
	File No. 0-33231

Dear Mr. Weisel:

      We have reviewed your response letter dated June 22, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 4 - Capital Stock, page 43

1. We have read your response to prior comment 3. We note that the
Series A Preferred Stock was assumed as part of RWT`s recapitalization. However, considering that the transaction with RWT was accounted for as a reverse merger, we would expect your financial statements to be those of RWT, the accounting acquirer, and to include the effect of any discount pursuant to EITF 98-5 resulting from the allocation of proceeds to the beneficial conversion feature at the time the preferred stock was issued by RWT. In that regard, we are unable to agree with your conclusion that since there were no proceeds associated with the assumption of the Series A Preferred Stock, there were no beneficial conversion features. Please tell us your basis in GAAP for this accounting treatment and cite the relevant accounting literature that supports your conclusion.

2. We note that you filed an amendment to your Form 10-KSB on June 24, 2005 to report loss applicable to common shareholders as a result of the beneficial conversion feature on Series B Preferred Stock. Please tell us why you amortized the discount through additional paid-in capital rather than accumulated deficit. In addition, tell us what consideration you gave to the filing of an Item 4.02 Form 8-
K.

3. We have read your response to prior comment 4. We reissue the portion of the comment that asked you to tell us the quoted market price of your stock at the time the 2004 options were granted and their related exercise price. Please refer to paragraph 10 of APB 25.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Mr. Walter Weisel
Innova Holdings, Inc.
July 14, 2005
Page 2